Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Kathryn C. Kling
101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001	Tel: 202.712.2807
Tel: 202.712.2800 Fax: 202.712.2857	kathryn.kling@nelsonmullins.com
www.nelsonmullins.com
February 19, 2008
By Edgar
Mark Webb, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Form S-4
Filed January 15, 2008
File No. 333-148675
Dear Mr. Webb:
     On behalf of Community Bankers Acquisition Corp. (the “Company”) this letter is being filed with your office in response to the Staff’s comments in your letter dated February 4, 2008 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (“SEC”) on January 15, 2008.
     We have repeated the Staff’s comments followed by the Company’s response below to aid in your review. In addition, a marked version of Amendment no. 1 to the Registration Statement on Form S-4, as amended, is enclosed herewith reflecting all changes from the Registration Statement filed on January 15, 2007.
Form S-4
General
1.	Please file as exhibits the Keefe, Bruyette and Sandler O’Neill board books for the transaction. See Item 21(c) of Form S-4.

Response: We are providing the board books to you supplementally and respectfully ask that you consider our request not to require us to file these documents for public disclosure. We have been advised that the material information included in these books that was considered by the boards of directors of the parties is disclosed in
Atlanta · Boston · Charleston · Charlotte · Columbia · Greenville · Myrtle Beach · Raleigh · Washington, DC · Winston-Salem

Mark Webb
Division of Corporation Finance
February 19, 2008

the joint proxy statement/prospectus and we therefore respectfully request that we be permitted to keep these documents confidential due to their proprietary nature.

2.	Please remember to unbundle the changes to your charter.

Response: The requested change has been made throughout the document.

3.	Please disclose the financial projections given by TransCommunity to Keefe, Bruyette.

Response: We are providing the financial projections to you supplementally and respectfully ask that you consider our request not to require us to file these projections in their entirety for public disclosure. The projections provided a basis for Keefe, Bruyette’s analysis as disclosed in the joint proxy statement/prospectus but were not released to the board of directors of Community Bankers in connection with their evaluation of the merger. Therefore, we respectfully request these projections be kept confidential.
CBAC Shareholder Letter
4.	Revise the end of the second paragraph to disclose the vote required for passage of each proposal.

Response: The letter has been revised to include the requested disclosure.

5.	Revise the fourth paragraph to delete reference to “applicable box” and indicate exactly what they must vote against. Revise the next sentence to indicate by what date they must submit their request and explain how they would vote against the merger, e.g., mark the proxy card or attend the meeting, etc. Later in the paragraph you indicate that conversion rights are only available if “... voted against the merger and properly demanded conversion rights.” This appears different from the statement above regarding checking the applicable box. Consider using bullets that illustrate each and every requirement to perfect the conversion rights.

Response: The letter has been revised to include the requested disclosure.

Mark Webb
Division of Corporation Finance
February 19, 2008

6.	Revise the fifth paragraph to indicate the 1,875,000 represents 20% of the shares outstanding.

Response: The letter has been revised to include the requested disclosure.
TransCommunity Shareholder Letter
7.	Revise the fifth paragraph to add bullets and disclose the procedures to be taken to perfect appraisal rights.

Response: The letter has been revised to include the requested disclosure.
Q&A’s For All Stockholders, page 1
8.	Revise or advise why the 1,499,250 in the third Q&A should not be 1,499,999.

Response: The Q&A has been revised to replace the 1,499,250 figure with 1,499,999.
Q&A’s For Community Bankers stockholders, page 4
9.	Revise the third Q&A to disclose that the 1,875,000 represents 20% of the required vote and add disclosure that insiders hold no votes on the second requirement that the majority of holders of shares issued in the IPO who vote must approve.

Response: The requested disclosure appears on page 4.

10.	With regard to the last Q&A on page 4, and the narrative below the fifth bullet, revise or advise the staff how existing holders (9,375,000 shares representing 59%) will only be decreased to 55% when 7,500,000 warrants are exercised. It appears you are assuming and counting that the existing holders hold all the warrants without stating this assumption. Noting the multiple scenarios that might occur, revise to delete the bullets and use a table outlining the various scenarios.

Response: The requested table appears on pages 20-21 and 88-89, and a cross reference to the table appears on page 5.

Mark Webb
Division of Corporation Finance
February 19, 2008

11.	Revise the second full Q&A on page 5 (regarding exercising conversion rights) to use bullets that disclose the steps that must be taken and when to perfect their conversion rights, e.g., first must vote against the merger either by proxy or at the meeting, then must submit written request for conversion by when, then must send certificates by when. You may leave any additional narrative addressing other matters.

Response: The requested disclosure appears on page 5.
Q&A’s For TransCommunity Stockholders, page 8
12.	Revise the fourth Q&A to use a table instead of bullets to illustrate the various scenarios.

Response: The requested table appears on pages 20-21 and 88-89, and a cross reference to the table appears on page 8.

13.	Revise the first full bullet on page 9 to use bullets to disclose what holders must do and by when in order to perfect their appraisal rights.

Response: The requested disclosure appears on page 9.

14.	Supplementally advise the staff if any condition is attached to any level of those requesting dissenters/appraisal, i.e., if any level of BOE or TransCommunity holders dissent, will the mergers still proceed.

Response: There is no explicit condition attached to any level of TransCommunity stockholders requesting dissenters rights of appraisal, however if the number of shares as to which dissenters rights are exercised results in more than 60% of the merger consideration being paid in cash, the parties will not be able to receive tax opinions at closing as required by the merger agreement and it is unlikely we will consummate the merger. The BOE stockholders do not have dissenters rights of appraisal in the merger with Community Bankers.
The Summary
General
15.	Revise to add another subsection and briefly describe how the combined companies intend to employ the funds in trust and its effect on future ROE.

Response: The requested disclosure appears on page 12.

Mark Webb
Division of Corporation Finance
February 19, 2008

The Proposed Merger with BOE, page 11
16.	Revise the sixth paragraph to briefly describe the exchange ratio adjustment factor(s) and add a cross-reference to the caption of the section where the complete discussion is disclosed.

Response: The requested disclosure appears on page 13.
TransCommunity, page 12
17.	Revise the first, second, fifth, and twelfth bullets to add parenthetical cross-references to where these matters are discussed.

Response: The requested disclosure appears on pages 14 and 15.
Community Bankers Stockholders’..., page 14
18.	Revise or advise as to how the 14.7% was calculated.

Response: The requested disclosure appears on page 16.
Interests of Directors and Officers of Community Bankers ..., page 15
19.	Revise to change the caption to “Certain Benefits of Directors and Officers of Community Bankers.” Make a similar change to the TransCommunity caption.

Response: The requested disclosure appears on page 18.

20.	Revise to quantify the benefit (value) of the second and third bullets, e.g., the current market value of the interest and the salary and material fringe benefits of the employment agreement.

Response: The requested disclosure appears on page 18.

Mark Webb
Division of Corporation Finance
February 19, 2008

21.	Revise the last bullet to clarify what “responsible” means and also address the termination fees.

Response: The requested disclosure appears on page 18.
Comparative Rights of Stockholders, page 17
22.	Revise to briefly identify the material changes.

Response: The requested disclosure appears on pages 19-20.
Risk Factors
23.	Some of your risk factors state that you cannot guarantee or assure a certain outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Response: The requested disclosure appears on pages 24-33.
Many of the loans ..., page 20
24.	Revise to disclose the percentage less than 5 years old.

Response: The risk factor has been revised on page 24 to address the Commission’s concern.
TransCommunity could be negatively impacted ..., page 22
25.	Revise to clarify the exposure to subprime lending, e.g., originated or purchased such loans. Also, clarify what is meant by the statement, “(W)hile TransCommunity has attempted to reduce consumer real estate activity.”

Response: The risk factor has been revised on page 26 to address the Commission’s concern.

Mark Webb
Division of Corporation Finance
February 19, 2008

A substantial number of Community Bankers’ shares ..., page 25
26.	Supplementally advise the staff if the warrants can be exercised on a cashless basis absent redemption. In addition, advise us as to the shares authorized under Community Bankers’ charter.

Response: The warrants cannot be exercised on a cashless basis absent redemption. Community Bankers has 55 million shares authorized consisting of 50 million shares of $.01 par value per share common stock and five million shares of $.01 par value preferred stock.
Comparative Per Share Data, page 37
27.	Please revise this section to disclose the conversion ratio(s) utilized in calculating the pro forma equivalent per share information.

Response: The requested disclosure appears on pages 41-42.

28.	Please revise to disclose if the acquirees have historically paid dividends. If so, present equivalent pro forma information.

Response: The requested disclosure appears on pages 41-42.

29.	Please revise to include historical EPS for each company at the interim period end.

Response: The requested disclosure appears on pages 41-42.

30.	Please revise to clarify why you believe it is appropriate to present historical book value per share for Community Bankers assuming maximum conversion. To the extent you believe this presentation is appropriate, mark it on the face of the table as pro forma and include historical book value as reflected in your financial statements.

Response: The requested disclosure appears on pages 41-42.

Mark Webb
Division of Corporation Finance
February 19, 2008

Community Bankers Annual Meeting Vote Required, page 39
31.	Revise the second full paragraph to change 14.7% to 1,875,000 shares.

Response: The requested disclosure appears on page 43.
Recommendation of the Board of Directors, page 41
32.	Revise to move from The Merger section all of the positive and negative factors considered by the Board in recommending the Merger. First, identify and list the positive factors, then identify and list the negative factors. In addition, address any reliance the Board placed on the fairness opinion. Finally, revise the recommendation to state that after considering all of the positive and negative factors, the Board recommends the Merger. Alternately, revise the “Community Bankers’ Reasons for the TransCommunity Merger” on page 49 to present this information.

Response: The requested disclosure appears on pages 56-57.
TransCommunity Special Meeting Recommendation of the Board of Directors, page 44
33.	Revise to move from The Merger section all of the positive and negative factors considered by the Board in recommending the Merger. First, identify and list the positive factors, then identify and list the negative factors. In addition, address any reliance the Board placed on the fairness opinion. Finally, revise the recommendation to state that after considering all of the positive and negative factors, the Board recommends the Merger. Alternately, revise the “TransCommunity’s Reasons for the Merger” on page 51 to present this information.

Response: The requested disclosure appears on pages 58-59.

Mark Webb
Division of Corporation Finance
February 19, 2008

The Merger, Page 44 General
34.	Please revise to include a section addressing Community Bankers’ reasons for the BOE merger and, conversely, BOE’s reasons for the merger with Community Bankers.

Response: The requested disclosure appears on pages 53-55.
Background of the Merger, page 44
35.	Revise the bullets on pages 45-46 to disclose if there are any plans, arrangements, or understanding to make any other acquisitions other than the BOE acquisition.

Response: The requested disclosure appears on page 51.
The Proposed Merger Between Community Bankers and BOE, page 48
36.	Noting the earlier disclosure that the Community Bankers-BOE merger might occur simultaneously with the Community Bankers-TransCommunity merger and therefore, current holders of TransCommunity will not vote on the BOE merger, disclose why the two-step voting requirement will not apply to the BOE merger, i.e., majority of IPO shareholders who vote must approve.

Response: The requested disclosure appears on pages 55-56.

Mark Webb
Division of Corporation Finance
February 19, 2008

Satisfaction of 80% Requirement, page 50
37.	Noting your disclosure in the IPO that, “The fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential revenues, net income, assets, cash flow and book value, if our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the National Association of Securities Dealers, Inc. with respect to the satisfaction of such criteria. Any opinion, if obtained, would likely state only that the fair market value meets the 80% of net assets threshold,” revise to disclosure the method used.

Response: The requested disclosure appears on page 57.

38.	Please revise to disclose how you calculated your June 30, 2007 net asset value of $55.7 million. Also, please disclose how you determined to use this date for measurement of your net asset value.

Response: The requested disclosure appears on page 57.

39.	Please revise to describe in more detail how you determined the merger with TransCommunity will meet the 80% requirement at the time of the transaction. Provide any calculations or additional disclosures, as appropriate.

Response: The requested disclosure appears on page 57.
Summary Of Analysis By Keefe Forecasted Pro Forma Financial ..., page 57
40.	Revise to disclose the financial projections for both companies EPS for 2008 and 2009.

Response: Please see our response to comment 3.
Other Analyses, page 58
41.	Please clarify that the closing fee is a contingent fee.

Response: The requested clarification appears on pages 65-66.

Mark Webb
Division of Corporation Finance
February 19, 2008

Sandler O’Neill Relationship, page 65
42.	Please disclose how much Sandler O’Neill has received from TransCommunity in the past two years.

Response: The requested disclosure appears on page 73.
Treatment of Options, page 66
43.	Revise to disclose if the new options and rights will become immediately vested and exercisable.

Response: The requested disclosure appears on page 74.

44.	Please revise to disclose how a difference between the fair value of the old options, issued by TransCommunity, and the fair value of the new options, assumed by Community Bankers, will be treated. Refer to paragraph 51 of SFAS 123(R) for guidance. If no difference in the fair value is expected, please specifically state this fact.

Response: The requested disclosure appears on page 74.

45.	Please revise to disclose how BOE’s stock options will be treated upon completion of the merger.

Response: The requested disclosure appears on page 74.
Expected Tax Treatment as a Result of the Merger, page 67
46.	Please revise to reflect that this section is based on opinions that have already been filed, and file the opinions.

Response: The requested disclosure appears on pages 75-76 and the opinions have been filed as Exhibits 8.1 and 8.2.

Mark Webb
Division of Corporation Finance
February 19, 2008

Interests of Directors ..., page 69
47.	Revise to change the caption to “Certain Benefits of Directors ...”

Response: The requested disclosure appears on page 76.

48.	Revise to indicate whether the employment agreements will result in any material increase in salary and fringe benefits.

Response: The requested disclosure appears on page 77.

49.	To the extent possible, please quantify these benefits.

Response: The requested disclosure appears on page 77.
Transcommunity Management’s Discussion and Analysis for the Years Ended December 31, 2006 and 2005 Discontinued Operations, page 125
50.	Please revise here and in the footnotes to the financial statements to disclose how you determined that the dissolution of your two business segments, Main Street Mortgage and Financial Services, qualified as discontinued operations. Please reference all technical guidance used in your analysis.

Response: The requested disclosure appears on pages 138 and F-61.
Interest of Management, page 152
51.	Please revise to include the correct representation from Instruction 4 to Item 404 of Regulation S-K, i.e., “persons not related to the bank.”

Response: The requested disclosure appears on page 165.

52.	Revise footnotes (3) and (7) to add the name of a natural person with dispositive powers.

Response: The requested disclosure appears on page 167.

Mark Webb
Division of Corporation Finance
February 19, 2008

Pro Forma Financial Information, page 167
53.	Please revise the footnotes to these financial statements to clarify why you are using $7.42 as the per share price for the Community Bankers common stock to be issued in the acquisitions, and how that price reflects the requirements of EITF 99-12.

Response: The requested disclosure appears on page 215.

54.	Please revise the footnotes to the financial statements to identify and quantify any material non-recurring charges related to the acquisitions and to identify the period(s) in which they are expected to be incurred.

Response: The requested disclosure appears on page 217.

55.	You state that minimum approval assumes that 80.1% of stockholders approve the merger and the remaining 19.9% all vote against the merger and elect to exercise their conversion rights. However, your pro forma adjustment item “J2” on page 169 indicates that 100% of stockholders would receive a refund. Please revise to clarify the appropriate amount refunded assuming minimum approval.

Response: The requested clarification appears on page 218.

56.	Please revise to clarify how the pro forma financial statements reflect the fair value of stock awards issued under TransCommunity’s 2007 Equity Compensation Plan.

Response: The requested disclosure appears on page 216.

57.	Please revise to include an adjustment for the one-time special dividend to TransCommunity’s shareholders in the pro forma balance sheet.

Response: The requested disclosure appears on page 216.

Mark Webb
Division of Corporation Finance
February 19, 2008

Transcommunity Financial Corporation Audited Financial Statements Note 2, Summary of Significant Accounting Policies, page F-46
58.	Please revise to disclose your accounting policy with respect to the loan participation agreements. Please specifically address any servicing agreements, servicing assets or liabilities recorded and/or retained interests you hold under the agreements.

Response: The requested disclosure appears on page F-51.
Note 12, Income Taxes, page F-59
59.	Please revise to disclose the specific nature of the “true up of prior year net deferred tax assets” item in your statutory tax rate reconciliation table. Refer to paragraph 47 of FAS 109.

Response: The requested disclosure appears on page F-60.
General
60.	In the event the effectiveness of the registration statement is delayed, we remind you of the updating requirements of Rule 3-12 of Regulation S-X as it applies to you and each of your acquirees.

Response: We acknowledge the Commission’s comment. We believe each of the parties meets the requirements of Rule 3-01(c) of Regulation S-X.

61.	We remind you to include updated consents from the independent public accountants in the pre-effective amendment.

Response: We have provided updated consents as Exhibits 23.1, 23.2, 23.3, 23.4 and 23.5.

62.	Please revise to include information about BOE Financial Services of Virginia, Inc., including management’s discussion and analysis of financial condition and results of operations for all periods, as required by paragraph C.1 of Form S-4 General Instructions.

Response: The requested disclosure appears on pages 168 through 197.

Mark Webb
Division of Corporation Finance
February 19, 2008

     Please direct any questions or further communications relating to the above to the undersigned at (202)712-2807 or Jon Talcott at (212)712-2806. Thank you for your attention to this matter.
Very truly yours,
/s/ Kathryn C. Kling